Tortoise Acquisition Corp. II

5100 W. 115th Place

Leawood, KS 66211

June 25, 2021

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Tortoise Acquisition Corp. II

Registration Statement on Form S-4
Filed May 17, 2021
File No. 333-256173

Ladies and Gentlemen:

Set forth below are the responses of Tortoise Acquisition Corp. II (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 14, 2021, with respect to Registration Statement on Form S-4, File No. 333-256173, filed with the Commission on May 17, 2021 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amended Registration Statement on Form S-4/A unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Amended Registration Statement.

Registration Statement on Form S-4

Questions and Answers about the Business Combination

What vote is required to approve the Proposals ...?, page 9

1.	On page 74 you disclose that your initial shareholders have agreed to vote any Class A Ordinary Shares and Class B Ordinary Shares owned by them in favor of the business combination. Please revise here, and elsewhere as appropriate, to disclose the percentage of shares that are subject to an agreement to vote in favor of the business combination. In addition, since the business combination proposal requires only the affirmative vote of the majority of the votes cast, disclose the percentage of remaining shares needed to vote for the business combination proposal if only a quorum of TortoiseCorp shares is present.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 78 and 119 of the Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

June 25, 2021

What interests do the current officers and directors have in the Business Combination?, page 10

2.	Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment even if other SPAC shareholders experience a negative rate of return in the post-business combination company. In this regard, it appears the sponsor and affiliates could earn a positive rate of return even if the market value of shares initially purchased at $10 decreases by more than half.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 11, 26, 78 and 157 of the Amended Registration Statement in response to the Staff’s comment.

3.	Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 12, 26-27, 79 and 158 of the Amended Registration Statement in response to the Staff’s comment.

Summary of the Proxy Statement/Prospectus, page 18

4.	Please revise to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages x–xii, 4–7, 28–31 and 160–162 of the Amended Registration Statement in response to the Staff’s comment.

5.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages x–xii, 4–7, 28–31 and 160–162 of the Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

June 25, 2021

Private Placement Financing, page 24

6.	Please identify the PIPE Investors referenced in this section. Please also refile the Subscription Agreement filed as Exhibit 10.5 to identify the Subscribers who signed the agreement.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has included a schedule that identifies the name, number of shares of New Volta Class A Common Stock subscribed for and the aggregate purchase price for each of the New Private Placement Investors as Exhibit 99.9 to the Amended Registration Statement pursuant to Instruction 2 to Item 601 of Regulation S-K.

Risk Factors, page 38

7.	Please revise to disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

RESPONSE: Respectfully, the Company believes that all material risks to unaffiliated investors are already described in the “Risk Factor” section of the Registration Statement. The Company does not believe that the absence of due diligence conducted by an underwriter as might be conducted in an underwritten offering creates a material risk to unaffiliated investors of the Company. The Company, and its directors and officers (as a registrant under the Securities Act of 1933, as amended (the “Securities Act”), a reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and a company with fiduciary duties under Cayman Islands law), have more stringent duties and liabilities than an underwriter under the Securities Act. The underwriters in an IPO are only subject to liability under the Securities Act, and conduct diligence to establish a due diligence defense or to rely on experts. The Company and the officers and directors of the Company are subject to the same or higher liability standards as the underwriters. The Company engaged in an extensive diligence process which not only included significant time from its directors and officers but also, as set forth in the “Background of the Business Combination” on pages 139–151 of the Amended Registration Statement, included retaining several third-party advisors to assist. Moreover, the Company’s management team has an extensive and successful history of investing in companies in part achieved by thoughtful and detailed diligence and participation in many initial public offerings.

Securities and Exchange Commission

June 25, 2021

Volta derives a significant portion of its revenues from content sales, page 43

8.	Please quantify the “significant” portion of Volta’s revenues derived from providing content space on its EV charging stations, and provide similar disclosure for the other principal sources of revenue.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 46 of the Amended Registration Statement in response to the Staff’s comment.

Volta relies on a limited number of suppliers and manufacturers, page 44

9.	Please identify by name the principal suppliers on which you are dependent.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 47 and 256-257 of the Amended Registration Statement in response to the Staff’s comment.

We and Volta will incur significant transaction expenses and transition costs, page 76

10.	Please revise to separately quantify the aggregate fees and expenses to be incurred by Tortoise and Volta as well as the amount of such fees that are contingent on completion of the Business Combination.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 81 of the Amended Registration Statement in response to the Staff’s comment.

The Proposed Organizational Documents will provide, subject to limited exceptions, that the Court of Chancery, page 88

11.	We note your statement that your exclusive forum provision will provide that derivative actions brought in the name of New Volta, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought in the Court of Chancery in the State of Delaware or, if that court lacks subject matter jurisdiction, another federal or state court situated in the State of Delaware. Please disclose whether this provision applies to actions arising under the Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision does not apply to actions arising under the or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 93-94 of the Amended Registration Statement in response to the Staff’s comment. The Company further respectfully advises the Staff that the governing documents provide that such exclusive forum provisions “shall not apply to suits brought to enforce a duty or liability created by the Securities Act of 1933, as amended, or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.”

Securities and Exchange Commission

June 25, 2021

The Business Combination

Background of the Business Combination, page 132

12.	Please expand your background discussion to provide more detailed disclosure regarding key negotiation considerations. As examples only, provide a more detailed description of the indications of interest or letters of intent and confidentiality agreements entered into with the other potential targets and identify the potential target companies that received formal indications of interest and/or draft letters of intent from you; additional detail regarding the assumptions underlying any target projections; and additional detail regarding the need to obtain PIPE financing for the combined company.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 140–147, 149 and 151 of the Amended Registration Statement in response to the Staff’s comment.

13.	Please also further clarify the key participants and terms, as well as how terms changed during negotiations. For example,

●	On page 143 you reference the “active role” independent directors played; however, you do not identify the meetings when they were active or the names of the independent directors who were present;

●	On page 138 you reference a “final version of a financial projection model”; but you do not clarify the discussions or changes or whether they initially presented the projections on page 146;

●	It is unclear if the Series D pre-money valuation negotiated concurrently with the negotiations of the Business Combination was substantially similar to the final version used in the Business Combination;

●	You reference negotiations with PIPE investors; please revise to identify them and indicate whether the valuation and other information shared with them was the same or different from what is disclosed in the S-4; and

●	You reference “a higher vote” and terms of when “high-vote shares” convert into “low-vote shares”; but you do not quantify them or clarify how the numbers changed and eventually became 10-1.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 140–147, 149 and 151-152 of the Amended Registration Statement in response to the Staff’s comment.

The Company further respectfully advises the Staff that it has included a schedule that identifies the name, number of shares of New Volta Class A Common Stock subscribed for and the aggregate purchase price for each of the New Private Placement Investors as Exhibit 99.9 to the Amended Registration Statement. The Company further respectfully advises the Staff that the New Private Placement Investors received an investor presentation, which was publicly filed on the date of the announcement of the Business Combination Agreement and contained the same information as what is disclosed in the Registration Statement.

Securities and Exchange Commission

June 25, 2021

The TortoiseCorp Board’s Reasons for the Approval of the Business Combination, page 142

14.	With a view to disclosure regarding the board’s considerations, please advise us if the approximately $3.77 per share conversion in the Series D private placement suggests a value significantly below the anticipated value under the Business Combination.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that TortoiseCorp was not involved in the negotiations of the Series D round financing or in determining the pre-money valuation as negotiated by Volta and its Series D round investors. Although the TortoiseCorp Board was made aware of the Series D round pre-money valuation, such valuation was not a material factor in TortoiseCorp’s determination of its valuation of Volta, which was based primarily on Volta’s financial projections utilizing TortoiseCorp’s capital (i.e., trust account funds and proceeds from the contemplated $300 million PIPE financing) and public company comparable trading multiples.

Unaudited Prospective Financial Information, page 144

15.	Please revise to clarify all material assumptions underlying the projections. In this regard, please explain the basis of the projections beyond year three and tell us whether the forecasts reflect more than simple assumptions about growth rates. Additionally, we note the statement on page 145 that you undertake no obligation to update the projections for events that may have occurred or that may occur after preparation of the projections. Please revise to state when such projections were prepared and confirm whether or not the projections still reflect management’s views on future performance and/or describe what consideration the board gave to obtaining updated projections or a lack of reliance upon the projections.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 154–156 of the Amended Registration Statement in response to the Staff’s comment.

The Company further respectfully advises the Staff that, by providing a “Total Stations Installed” performance measure as well as the projected percentage of total Revenue that Behavior and Commerce revenue will comprise, the Company and Volta management believe that an investor will have a fair presentation of the capacity for the media-enabled charging stations in the Volta charging station network to generate Behavior and Commerce revenue over time, and the Company and Volta management do not believe that other supplemental information, such as confidential and sensitive pricing information, will provide any material benefit to investors.

16.	We also note the statement on page 145 that no person makes any representation or warranty to any TortoiseCorp shareholder regarding the information included in these financial projections. While it may be appropriate to caution investors not to place undue reliance upon the financial forecasts, you should not tell readers not to rely upon them. Please revise your disclosures accordingly.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 154 of the Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

June 25, 2021

Material U.S. Federal Income Tax Considerations, page 152

17.	We note that you address the tax consequences of redemptions. Please revise here and where appropriate to describe the federal income tax consequences of the entire transaction, including the merger, and not just the federal income tax consequences of redemptions. See Item 4(a)(6) of Form S-4. If the merger will not be taxable to shareholders, please file a tax opinion as an exhibit to the registration statement. Please see Section III of Staff Legal Bulletin No. 19, which is available on our website.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 15, 164, 172 and 176 of the Amended Registration Statement in response to the Staff’s comment. The Company further respectfully advises the Staff that is has revised the Amended Registration Statement to explain that there will be no material U.S. federal income tax consequences to Holders of New Volta Class A Common Stock and New Volta Warrants as a result of the Business Combination, regardless of whether the Business Combination qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, because Holders will retain their shares of New Volta Class A Common Stock and New Volta Warrants in the Business Combination, will not receive any consideration in connection with the Business Combination and will not receive any additional shares of New Volta Class A Common Stock or additional New Volta Warrants in the Business Combination. The Company further respectfully advises the Staff that it has included the form of opinion of Vinson & Elkins L.L.P. as Exhibit 8.1 to the Amended Registration Statement in response to the Staff’s comment.

Proposal 5 -- The NYSE Proposal, page 182

18.	Unless the PIPE financing closing condition cannot be waived, shareholders should be afforded the opportunity to vote separately on the issuance of shares in connection with the merger and the PIPE financing. Please separate each into its own proposal for shareholder approval, or clarify that the merger will not occur unless the PIPE financing is consummated.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure in the Amended Registration Statement in response to the Staff’s comment to provide shareholders the opportunity to vote separately on the issuances of shares in connection with the Business Combination and the Private Placement Financing.

The Company further respectfully advises the Staff that the shareholders are afforded the opportunity to vote separately on the issuance of shares in connection with the Business Combination as part of Proposal No. 1 — The Business Combination Proposal, and has revised the disclosure on pages 2 and 181 of the Amended Registration Statement to clarify this point for shareholders. The Company further respectfully advises the Staff that a vote on the Business Combination Agreement and the Business Combination is a vote to approve the issuance of shares pursuant to the Business Combination Agreement and in connection with the Business Combination.

Securities and Exchange Commission

June 25, 2021

The Company further respectfully advises the Staff that it has revised Proposal No. 5, formerly “The NYSE Proposal,” and the disclosure therein to make it a standalone “PIPE Proposal” and provide shareholders the opportunity to vote solely and separately on the issuance of shares in connection with the Private Placement Financing.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Volta, page 210

19.	Please revise your disclosure to discuss in comprehensive detail the impact that the COVID-19 pandemic has had on your business and financial position. For example, you mention on page 41 that it caused Volta to substantially freeze 2020 hiring activity beginning in the first quarter of 2020 and take other remedial actions, and that it led to a slow-down of permitting and construction activities. Please also discuss any costs incurred as a result of the modified business practices you’ve adopted in response to the COVID-19 pandemic that you mention on page 41 and elsewhere.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 229-230 of the Amended Registration Statement in response to the Staff’s comment.

20.	We note the statement on page 219 that Volta believes its cash sources will satisfy its working capital and capital requirements for at least twelve months from the date of Volta’s audited financial statements. Please revise to also address your long-term liquidity needs and clarify the extent to which assumptions underlying your projections (for example with respect to economic recovery from COVID-19 and retention rate after switching to a fee-based model) are similarly used here.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 236-237 of the Amended Registration Statement in response to the Staff’s comment.

Key Performance Measures, page 212

21.	We note you disclose total stations installed, including network partners, as a key performance measure. Please clarify the importance of including network partner stations within your key performance measure and highlight any differences related to the impact on your operations between stations belonging to your network partners and those of your own. To the extent differences exist, please clarify whether any additional benefit exists to separately quantify the two categories of stations installed.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 226 of the Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

June 25, 2021

The Company further respectfully advises the Staff that, as noted in the revised disclosure, Volta’s management believes it is relevant and helpful to investors to include both Volta-owned and site partner-owned charging stations in the “Total Stations Installed” performance measure, in order to provide a more complete presentation of the Behavior and Commerce revenue-generating capacity of the Volta charging station network, as Volta is able to generate revenue from the delivery of media partner content across both categories of stations. Total Stations Installed also provides the basis for Volta’s assessment of its charging network operations. In addition, while there are some differences as between Volta-owned stations and site partner-owned stations in cost structure and supplemental revenue generated by Volta from the sale of charging stations to site partners, the revenue stream from the sale of Volta charging stations and related services is separately disclosed in the Registration Statement as Network Development revenue and Volta’s management does not believe there is any supplemental material benefit to investors of separately quantifying the two categories of stations installed.

Information about Volta, page 228

22.	You disclose that your principal products and services are your EV charging stations and related services. Please revise to clearly explain your principal products and services. For example, with respect to the “utilization of the stations,” are your principal customers local governments and municipalities, retail chains, individual EV owners, others or a combination? How is “Network Intelligence” different from other charging station revenue and who are the customers? You reference switching to a pay-for-use model but it appears your stations currently charge beyond a certain level. It is also unclear where and how you obtain electricity and the cost structure for doing so. Additionally, please clarify:

●	The key terms and average duration of your leases and other agreements;

●	The nature of the content you provide on the charging station screens and how that translates to revenue;

●	Your “network partners” and what you mean by “customized loyalty solutions for site hosts and partners”;

●	The extent to which you are materially dependent on government programs supporting EV technology;

●	How you use driver data, “driver behavior,” and whether end users are required to opt in to providing any such data; and

●	What metrics and key performance measures, as referenced on page 212, management uses.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 64, 226 and 250-258 of the Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

June 25, 2021

With regard to Volta’s potential implementation of pay-for-use charging features, the Company respectfully advises the Staff that while Volta intends to implement such features in the future, such features have not yet been implemented or deployed to date. Similarly, the Company respectfully further advises the Staff that Volta is in the process of developing prospective customized loyalty solutions for site hosts and retail partners at sites where Volta charging stations are deployed and has clarified in the disclosure on page 255 of the Amended Registration Statement that such solutions remain in development.

With regard to Volta’s use of driver data, as noted in the revised disclosure on page 64 of the Amended Registration Statement, the Company respectfully advises the Staff that Volta currently collects and uses anonymized utilization data relating to its charging stations, including driver charge time and aggregate station utilization, to facilitate its network planning and internal forecasting efforts. Volta also obtains anonymized data from third parties to further enable its charging station network planning and development. Volta currently only collects non-anonymized driver data in instances where drivers elect to provide this data through Volta’s mobile application and drivers are able to opt out of providing such data to Volta.

Competitive Strengths, page 234

23.	We note the reference on page 235 to a pipeline of “up to 5,000 potential sites” under master service agreements with national partners which can be contracted for going forward. Please revise to further clarify the nature of the rights and obligations of the parties for non-binding sites and clarify material assumptions underlying the rate at which Volta believes “potential sites” will become revenue-generating agreements.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 254–255 of the Amended Registration Statement in response to the Staff’s comment.

The Company further respectfully advises the Staff that the reference to more than 5,000 potential sites reflects management’s good faith estimate, based on their experience, of the prospective additional target sites under master service agreements (“MSAs”) that Volta has the opportunity to contract for. This figure includes approximately 3,800 sites that are in the process of being solicited by the Volta sales team and an additional prospective 1,200 sites under MSAs that Volta expects to pursue in the near future. The Company has further clarified that there can be no assurances that the 5,000 potential sites currently under MSAs will be developed due to permitting, constructing or other factors or a determination that any such sites may not be of commercial value to Volta’s business model.

Volta’s Partnerships and Strategic Relationships, page 236

24.	Please revise this section to distinguish between current and past commercial partners and to disclose the extent to which your relationships with each named partner is material, for example by disclosing that each named partner contributes a specified minimum percentage to your gross revenues. To the extent that any of your relationships with the partners are not material, please tell us the basis for including them in this list.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 256–257 of the Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

June 25, 2021

The Company further respectfully advises the Staff that the table included in this section identifies a sampling of significant Volta customers based on brand recognition, industry and national and regional multi-site portfolios that may be available for future deployment of Volta charging stations on terms set forth in master service agreements with such site hosts and on supplemental terms to be agreed on a site-by-site basis. The Company and Volta management believe this information is useful to investors to demonstrate the breadth of the partners that Volta works with and is meant to show examples of partners with whom Volta has engaged for a variety of commercial reasons and not simply revenue generation. Commercial partners who buy media and advertising space do so on an episodic basis and not under the terms of a master services agreement so differentiating between current and past partners may not be indicative of potential revenue streams, but is indicative of the types of commercial partners who are engaging with Volta in the Behavior & Commerce space. Accordingly, the Company and Volta have revised the disclosure to indicate commercial partners over a timeframe rather than delineating between past and current partners. The Company and Volta management believe this disclosure is useful to investors to demonstrate the prominent brands and commercial partners that have approved the deployment of one or more media campaigns on the Volta charging station network.

Certain Relationships and Related Party Transactions, page 293

25.	Please revise to identify the related parties and material terms where you refer to, for example, “certain officers and directors,” “certain securities,” and “certain holders.” Additionally, it appears from page F-59 that the Series D private placement involved related parties. Please revise accordingly.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 317–318 of the Amended Registration Statement in response to the Staff’s comment.

Signatures, page II-6

26.	Please provide the signature of the controller or principal accounting officer. Refer to the instructions to the signatures on Form S-4. If any person occupies more than one of the specified positions requiring a signature, please indicate each capacity in which he or she signs the registration statement.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that Stephen Pang occupies the Principal Financial Officer and Principal Accounting Officer positions, and has revised page II-6 of the Amended Registration Statement to indicate each capacity in which he signs the Amended Registration Statement.

Securities and Exchange Commission

June 25, 2021

General

27.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 80 and 278 of the Amended Registration Statement in response to the Staff’s comment.

28.	It appears you intend to change the jurisdiction of incorporation from Cayman to Delaware after effectiveness. Please tell us whether you intend to file a post-effective amendment to the S-4 expressly adopting it as your own registration statement for all purposes under the Securities Act and the Securities Exchange Act.

RESPONSE: The Company notes the Staff’s comment and respectfully submits that a post-effective amendment to the Registration Statement is neither necessary nor appropriate because, under Delaware and Cayman Islands law, Volta Inc. will be a continuation of the Company and is viewed as the same entity rather than two separate entities.

Neither the domestication nor the name change will cause the Company to become a different entity, and the Company as it will exist under Delaware law will be deemed to be the same legal person since its formation under Cayman Islands law on July 24, 2020. In other words, Volta Inc. will be the same registrant and issuer as the Company and, in each case, the same entity that filed the Registration Statement.

As described in the Registration Statement, the Cayman Islands Companies Law permits a Cayman Islands exempted company to discontinue from the Cayman Islands and continue in an appointed jurisdiction, such as Delaware, as if it had been incorporated under the laws of the other jurisdiction. Section 388 of the General Corporation Law of the State of Delaware (the “DGCL”) provides that an entity organized in a foreign country may become domesticated as a corporation in Delaware by filing a certificate of incorporation and a certificate of domestication stating that the domestication has been approved as provided in the governing documents of the foreign entity or under applicable foreign law.

Under Delaware law, once the certificate of domestication is effective, the non-U.S. entity is subject to all of the provisions of the DGCL and the existence of the corporation is deemed to have commenced on the date the non-U.S. entity commenced its existence in the jurisdiction in which it was first formed or incorporated.

Sections 388(i) and 388(j) of the DGCL further provide that, upon domesticating in Delaware: (i) the domesticated corporation shall be deemed to be the same entity as the domesticating non-U.S. entity, and the domestication shall constitute a continuation of the existence of the non-U.S. entity in the form of a Delaware corporation; (ii) all rights, privileges and powers, as well as all property, of the non-U.S. entity shall remain vested in the Delaware corporation; (iii) all debts, liabilities and duties of the non-U.S. entity shall remain attached to the Delaware corporation and shall be enforceable against it to the same extent as if originally incurred by it; and (iv) the domestication shall not be deemed a dissolution of the non-US entity (unless otherwise agreed or required under foreign law).

Therefore, following the domestication, the Company and Volta Inc. will be recognized as a single entity, formerly incorporated under the laws of the Cayman Islands, that retains its corporate personality while transforming into a seemingly different, albeit legally identical, entity that is now incorporated under the laws of Delaware.

*              *              *              *              *

Securities and Exchange Commission

June 25, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Brenda K. Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133.

Very truly yours,

TORTOISE ACQUISITION CORP. II

By:	/s/ Vincent T. Cubbage
Name:	Vincent T. Cubbage
Title:	Chief Executive Officer

Enclosures

cc:	Brenda K. Lenahan, Vinson & Elkins L.L.P.

E. Ramey Layne, Vinson & Elkins L.L.P.